Goldman Sachs & Co. LLC,

200 West Street,

New York, New York 10282

BofA Securities, Inc.,

One Bryant Park,

New York, New York 10036

and

Morgan Stanley & Co. LLC,

1585 Broadway,

New York, New York 10036

July 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zevia PBC

Registration Statement on Form S-1

File No. 333-257378

Acceleration Request Requested

Date: July 21, 2021

Requested Time: 4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Zevia PBC (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 PM, Eastern Time, on July 21, 2021, or at such later time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated July 12, 2021:

(i)	Dates of distribution: July 12, 2021 through the date hereof;

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 11;

(iii)	Number of prospectuses furnished to prospective investors: approximately 2,646;

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 38.

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

By Goldman Sachs & Co. LLC

Acting severally on behalf of itself and the several Underwriters

By:	/s/ Lindsay Drucker Mann
	Name:	Lindsay Drucker Mann
	Title:	Managing Director,
Goldman Sachs Investment Banking Division

[Signature Page to Underwriter Acceleration Request]

Very truly yours,

By BofA Securities, Inc.

Acting severally on behalf of itself and the several Underwriters

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory

[Signature Page to Underwriter Acceleration Request]

Very truly yours,

By Morgan Stanley & Co. LLC

Acting severally on behalf of itself and the several Underwriters

By:	/s/ Akanksha Agarwal
Name: Akanksha Agarwal
Title: Executive Director

[Signature Page to Underwriter Acceleration Request]